Richard Samuel
P.OBox 1235
Houston, Texas 77009
richsssimwis@outlook.com
(334) 673-4495

Freiheit Solutions and Real Estate Investor   **June 2010-Present**
Houston, Texas

- Purchase, maintain, and sell real estate in order to acquire profit.
- Acquired a total of twenty single family homes and one multifamily home (duplex) over a period of 7 years.
- 25 properties are under current ownership. Several rentals were distressed real estate purchases (foreclosures, auctions, etc.) which required significant rehab. Resulting net cap rate is now in 40%

Director of operations excellence   **May 2006-June 2010**
Health Care Services
Central and North Texas Regions

I served as a Transformation Leader coaching and mentoring C-Level to front-line supervisors in both Central and North Texas Regions of the Healthcare System.

Accountabilities:
● Present Lean in Healthcare during new employee orientation
● Teach 3 day OE Lean Practitioner course
● Teach 3 day Lean Management System course
● Perform 1 on 1 training with OE students
● Perform 1 on 1 coaching and mentoring C suite to Supervisor level
● Lead and facilitate system wide process transformations
● Controllable fixed and variable cost reduction

My Primary customers: VP of clinics + 6 Clinic Directors, LTAC President, VP of Continuum of Care
OPEX Mission
● Motivate and inspire employees to always serve as Idea Generators, use PDCA closed loop

scientific method and to commit to performing Daily Kaizen activities to continuously improve the Patient Experience.

● Support and establish Vision and Culture 2020 to create a Best In Class well-capitalized health system with high functioning, data driven, digitally connected, physician-lead TEAMS delivering evidence-based, patient-centered healthcare

● Continuous improvement of processes to positively impact the circle of care measures Quality/Safety, People, Finance, Service

● Be a steward for continuous improvement of all healthcare in United States of America

Selected Accomplishments:
● Created $2.8+ million of value in the first 7 months through 3 projects with OE practitioner students
● Trained, Coached & "Gemba walked" with 170+ Leaders, C/VP/Dir/Mngr/Suprv

Corporate Manager Operational Excellence   **April 1986- May 2006**
Texas Utilities
Dallas Fort Worth Area

Created 12 Kaizen teams, performed 24 Kaizen events targeting a $1MM outage process Results: $550K of profit in 5 months

● Led 55 Kaizen events resulting in 2 Best in Class Refueling Outage records

● Created and led 15 Kaizen teams to reduce outage schedule from 75 days>Target 65 days.

Result 55 day Outage | Best in Industry World Record Steam Generator Replacement Outage

● Created 15 Kaizen teams, performed 25 Kaizen events compressed Weld Overlay schedule from 21 days>Target 17 days.

Results: 15 days |100% First Time Quality |Best in Industry World Record |$20MM in revenue

● Led Core-Off Load/Reload Outage Process Improvement VSM Team.

Results: 90% cycle time reduction | $30MM added revenue

● Instructed 500+ individuals in Lean Principles, Practices, Tools and Techniques, Theory of Constraints, Tools of Quality and Six Sigma